ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-156695

Dated July 14, 2010

UBS E-TRACS

UBS E-TRACS Alerian Natural Gas MLP Index

Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities that are designed to track the total return on a specific market index, less investor fees, and provide investors with exposure to the total returns of various market indices, including indices linked to stocks, bonds, commodities, and currencies.

UBS Exchange Traded Access Securities (UBS E-TRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace. The UBS E-TRACS Alerian Natural Gas MLP Index is designed to track an investment in the Alerian Natural Gas MLP Index, and pay a variable quarterly coupon linked to the cash distributions associated with the underlying MLP constituents, less investor fees. The Alerian Natural Gas MLP Index is an equal-weighted composite of the 15 largest natural gas infrastructure Master Limited Partnerships by market capitalization. The index, whose constituents earn the majority of their cash flow from the transportation, storage, and processing of natural gas and natural gas liquids, provides investors with a benchmark for the infrastructure component of the natural gas industry.

Product profile
Product Name	E-TRACS Alerian Natural Gas MLP Index

Underlying Index	Alerian Natural Gas MLP Index

Issuer	UBS AG

Current Annual Index Yield*	6.56%

Ticker Symbol	MLPG

CUSIP	902641 620

Primary Exchange	NYSE Arca

Initial Trade Date	July 13, 2010

Maturity Date	July 9, 2040

Yearly Fee (%)*	0.85% per annum accrued on a daily basis

*	As of July 7, 2010. See disclaimer for more information.

Returns
	Total Return	Annualized Return
Alerian Natural Gas MLP Index	1091.39%	26.55%
Alerian MLP Index	554.97%	19.55%
S&P 500® Index	–12.66%	–1.28%
S&P 500 Utilities® Index	55.62%	4.29%
Dow Jones-UBS Commodity IndexSM	80.17%	5.75%

Pro forma and historical results for the period from December 31, 1999 through July 7, 2010.

Source: Alerian, Standard & Poors, and Dow Jones

Pro forma and historical information as of July 7, 2010 and is furnished as a matter of information only. Pro forma and historical performance of the Underlying Index is not an indication of future performance. Future performance of the Underlying Index may differ significantly from pro forma and historical performance, either positively or negatively.

Sector Weightings
Name	Ticker	Weight
Copano Energy LLC-Units	CPNO	7.00%
Spectra Energy Partners LP	SEP	6.87%
Targa Resources Partners LP	NGLS	6.80%
Duncan Energy Partners LP	DEP	6.80%
Boardwalk Pipeline Partners	BWP	6.74%
TC PipeLines LP	TCLP	6.74%
ONEOK Partners LP	OKS	6.71%
Energy Transfer Partners LP	ETP	6.70%
Enterprise Products Partners	EPD	6.62%
Regency Energy Partners LP	RGNC	6.54%

Source: Alerian

MLP Overview

Why invest in MLPs? Because the revenues of MLPs tend to be correlated with demand for energy commodities, and demand for such commodities is less volatile than energy commodity prices, MLPs in energy infrastructure industries have relatively consistent, predictable cash flows. Therefore, MLPs provide relatively low correlation to the market prices of a wide range of asset classes including equities and commodities and have produced attractive historical yields compared to other income-oriented investments.

Benefits of Investing in the ETNs

•	Exposure to a portfolio of natural gas MLPs through a single investment.

•	Income via quarterly coupons linked to the cash distributions, if any, paid on the MLPs in the Underlying Index, less fees.

•	Tax benefit — The coupons associated with the ETN are reported as ordinary income on Form 1099, and therefore the administrative burden associated with K-1 forms is eliminated.

What are some of the key risks in the ETNs?

•	The ETNs may result in a loss of some or all of your investment.

•	The ETNs are debt obligations of UBS AG and therefore are exposed to the credit risk of UBS AG.

•	The ETNs may not have an active secondary market and may not continue to be listed over their term.

•

The payment on some E-TRACS at maturity or call, or upon early redemption, may be based on the VWAP Level of an underlying index and not on the closing level of an underlying index, as specified in the applicable prospectus supplement. The VWAP Level of the underlying index will most likely differ from the closing level of the underlying index.

•	The coupon payments on the ETNs will be variable and may be zero. The Accrued Tracking Fee reduces the potential coupons and/or the payment at maturity, call or upon early redemption.

•	The Issuer’s obligation to redeem the ETNs is subject to substantial minimum size restrictions. Liquidity could be limited if you hold less than the minimum amount of ETNs.

•

There is only one industry — natural gas — related to the MLPs included in the underlying index. An investment in the ETNs will increase your portfolios exposure to fluctuations in the natural gas industry.

•	You will not know how much you will receive upon early redemption at the time that you elect to redeem your ETNs.

•	Significant aspects of the tax treatment of the ETNs are uncertain.

The risks identified above are not exhaustive. You should also review carefully the related “Risk Factors” section of the relevant prospectus supplement.

Contact Us

Customer support: +1-877-ETRACS 5 (+1-877-387 2275)

Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST

Email: e-tracs@ubs.com

Website: www.ubs.com/e-tracs

The Current Annual Index Yield is calculated by Alerian and is based on a modified indicative formula, which takes the most recently declared quarterly distribution of each of the Master Limited Partnerships that constitute the Index (“constituent MLP”), and creates an annualized yield for each constituent MLP by (i) multiplying that number by four and (ii) dividing the resulting number by the current market price of the applicable constituent MLP. The Current Annual Index Yield is the sum of the products of those individual yields of each constituent MLP and their relative weights in the Index. The formula is considered “modified” indicative because in certain circumstances, Alerian can ignore the most recently declared distribution in its calculations and instead use an alternative distribution amount (derived from public sources) that, in its opinion, better reflects an investor’s expectation of future distributions using all publicly available information. You are not guaranteed any coupon or distribution amount under the ETN.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org). An investment in the UBS E-TRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs. UBS E-TRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. Alerian Natural Gas MLP Index, Alerian Natural Gas MLP Total Return Index, and ANGI are trademarks of Alerian and their use is granted under a license from Alerian. © UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.